Exhibit 21
ARBITRON INC.
SUBSIDIARIES

State or
Other Jurisdiction
Subsidiaries and Their Affiliates:	of Incorporation

Arbitron Holdings Inc.	Delaware
Arbitron International, LLC (1)	Delaware
Ceridian Infotech (India) Private Limited	India
Arbitron Technology Services India Private Limited (1)	India

(1)	Is a subsidiary of Arbitron Inc. and Arbitron Holdings, Inc.